[redacted]

02021057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-14068~~ 8-30212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2001 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENSION PLANNERS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9700 BUSINESS PARK DRIVE, SUITE 102
(No. and Street)

SACRAMENTO	CA	95827
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON NEUBERT (916) 362-4107
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREG MICHAEL LANG
(Name – *if individual, state last, first, middle name*)

335 33rd STREET	SACRAMENTO	CA	95816
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JON NEUBERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENSION PLANNERS SECURITIES, INC., as of SEPTEMBER 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDI RUA
Comm. # 1312720
NOTARY PUBLIC - CALIFORNIA
Sacramento County
My Comm. Expires July 9, 2005

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

PENSION PLANNERS SECURITIES, INC. [13]

SEC FILE NO. 8-14068 [14]

FIRM ID. NO. 68-0107040 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

9700 BUSINESS PARK DRIVE, SUITE 102 [20]
(No. and Street)

SACRAMENTO [21] CA [22] 95827 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) OCTOBER 1, 2001 [24]

AND ENDING (MM/DD/YY) SEPTEMBER 30, 2002 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON NEUBERT [30]

(Area Code)—Telephone No. (916) 362-4107 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25th day of NOVEMBER 19 2002

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

LANG, GREG MICHAEL [70]

ADDRESS Number and Street	City	State	Zip Code
335 33rd STREET [71]	SACRAMENTO [72]	CA [73]	95816 [74]

Check One

(XX) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	5 3				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC. N 3 | 10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) SEPTEMBER 30, 2002 | 9
SEC FILE NO. 8-14068 | 9
Consolidated | 19
Unconsolidated | 19

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 82,378	200			$ 82,378	75
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	5,989	300	$	550	5,989	81
3. Receivables from non-customers		355		600		83
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	3,192	424				
E. Spot commodities		430			3,192	85
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ 130						
B. At estimated fair value		440		610		86
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		88
A. Exempted securities $ ____ 150						
B. Other securities $ ____ 160						
- Secured demand notes:		470		640		89
market value of collateral:						
A. Exempted securities $ ____ 170						
B. Other securities $ ____ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ____ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		90
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		91
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		92
11. Other assets	55,300	535		735	55,300	93
12. TOTAL ASSETS	$ 146,859	540	$	740	$ 146,859	94

OMIT PENN

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC. as of SEPTEMBER 30, 2002

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	72,984	1205		1385	72,984	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ ____ [970]						
2. Includes equity subordination (15c3-1 (d)) of .... $ ____ [980]						
B. Securities borrowings, at market value: from outsiders $ ____ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ ____ [1000]						
2. Includes equity subordination (15c3-1 (d)) of .... $ ____ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 72,984	1230	$	1450	$ 72,984	1760

Ownership Equity

			Total	
21. Sole proprietorship			$	1770
22. Partnership (limited partners	$ (	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			8,800	1792
C. Additional paid-in capital				1793
D. Retained earnings			65,075	1794
E. Total			73,875	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 73,875	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 146,859	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC.

For the period (MMDDYY) from 10/01/01 [3932] to 9/30/02 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	272,342	3939
d. Total securities commissions	272,342	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts Loss on Securities	(462)	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	2,962,945	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	205,121	3975
8. Other revenue Interest and Money Market Fund Dividend Income Expense Reimbursement and Miscellaneous Income	75,207	3995
9. Total revenue	$ 3,515,153	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$ 557,192	4120
11. Other employee compensation and benefits		2,552,372	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses			4195
15. Other expenses Includes State Income Tax of $825		405,402	4100
16. Total expenses		$ 3,514,966	4200

NET INCOME

17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)		$ 187	4210
18. Provision for Federal Income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 187	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC.

For the period (MMDDYY) from 10/01/01 to 9/30/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 73,688	4240
A. Net income (loss)			187	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 73,875	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ NONE	4300
A. Increases	NONE	4310
B. Decreases	NONE	4320
4. Balance, end of period (From item 3520)	$ NONE	4330

OMIT PENNIES

3/78

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC. as of SEPTEMBER 30, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	73,875	3480
2. Deduct ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				73,875	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	73,875	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 55,300	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(55,300)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			$	18,575	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities Includes Uninsured Money Funds	2,650	3734			
D. Undue Concentration		3650			
E. Other (List)		3736		(2,650)	3740
10. Net Capital			$	15,925	3750

OMIT PENNIES

NET CAPITAL PER FOCUS REPORT FILED FOR THE QUARTER ENDING SEPTEMBER 30, 2002	$	16,795
ADJUSTMENTS:		
CORRECT HAIRCUT		(44)
CORRECT ACCRUED STATE INCOME TAXES AND PENALTIES		(825)
ROUNDING		(1)
NET CAPITAL FOR SEPTEMBER 30, 2002 AUDITED FINANCIAL STATEMENTS	$	15,925

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC. as of SEPTEMBER 30, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	4,866	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	10,925	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	8,627	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	72,984	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	72,984	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	458.30	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC. as of SEPTEMBER 30, 2002

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm EMMETT A. LARKIN (SAN FRANCISCO, CA) 4335	X	4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

PENSION PLANNERS SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended September 30, 2002

Greg M. Lang, C.P.A.

To the Board of Directors
Pension Planners Securities, Inc.
Sacramento, California

I have audited the accompanying balance sheet of Pension Planners Securities, Inc., as of September 30, 2002 and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit based on generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pension Planners Securities, Inc., as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Also, I have prepared and examined the supplementary schedules (pages 1 through 7 of Form X-17a-5(a)) which follow the notes to the aforementioned financial statements and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

November 25, 2002

335 33rd Street, Sacramento, CA 95816

Phone: 916.443.4502 • Facsimile: 916.443.6746 • Pager: 916.326.8106 • E-mail: gmlcpa@aol.com

PENSION PLANNERS SECURITIES, INC.
BALANCE SHEET
September 30, 2002

ASSETS

Current Assets	
Cash and cash equivalents	$ 82,378
Commissions and other receivables	5,989
Investments - securities	58,492
Total Current Assets	$ 146,859

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 66,687
Commissions payable	5,472
Income taxes payable	825
Total Current Liabilities	72,984
Shareholders' Equity	
Common stock, 1,000 shares authorized, 900 shares issued and outstanding	8,800
Retained earnings	65,075
Total Shareholders' Equity	73,875
Total Liabilities and Shareholders' Equity	$ 146,859

See accompanying notes and auditors' report.

PENSION PLANNERS SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
Year ended September 30, 2002

Commission Income	$ 3,440,408
Expenses	
Commissions	2,809,564
Officers' compensation	300,000
Travel	604
Common administrative expenses	206,848
Insurance	65,282
Licenses and fees	17,089
Outside services	21,700
Accounting and auditing	16,732
Miscellaneous	808
Annual meeting	14,564
Bank charges	266
Retirement contribution	45,886
Marketing	14,565
Total Expenses	3,513,908
Net Loss From Operations	(73,500)
Other Income	
E&O insurance reimbursement	58,650
Annual meeting income	14,564
Interest income	143
Dividend income - money market fund	912
Other income	938
Total Other Income	75,207
Net Income	1,707
Other Comprehensive Income(loss)	
Unrealized holding loss arising during the year-investments - securities	(462)
Total Impact on Comprehensive Income	(462)
Income Tax Expense	1,058
Net Income	187
Retained Earnings, September 30, 2001	64,888
Retained Earnings, September 30, 2002	$ 65,075

See accompanying notes and auditors' report.

PENSION PLANNERS SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year ended September 30, 2002

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities	
Net Income	$ 187
Adjustments to reconcile net income to net cash used by operating activities:	
Unrealized loss on investments - securities	462
Changes in assets and liabilities:	
Decrease in other receivables	2,000
Decrease in commissions receivable	190
Decrease in accounts payable	(21,345)
Decrease in income taxes payable	(7,187)
Total Adjustments	(25,880)
Net Cash Used By Operating Activities	(25,693)
Cash and Cash Equivalents, September 30, 2001	108,071
Cash and Cash Equivalents, September 30, 2002	$ 82,378

Supplementary Disclosure of Cash Flow Information

Cash paid during the period for:

Interest	$ -
Income taxes	$ 8,012

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Corporation considers all highly-liquid investments readily convertible to known amounts of cash as cash equivalents.

See accompanying notes and auditors' report.

PENSION PLANNERS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2002

Note 1: Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Corporation. The policies reflect industry practices and conform to generally accepted accounting principles.

Corporation's Activities

The Corporation is engaged in the sale of mutual funds and variable annuities to individuals, organizations and businesses in Northern California and Nevada. Commissions are paid by both mutual fund and insurance companies to Pension Planners Securities, Inc., which in turn pays commissions to its security representatives.

Income Taxes

Income tax expense includes current federal and state taxes. There are no deferred taxes as the Corporation reports its income on the same basis of accounting for financial statement and income tax purposes. As of September 30, 2002, the Corporation has capital loss carryovers of $9,667 available to offset both future federal and state capital gains.

Operations

The Corporation's operations are conducted from the same offices as another corporation controlled by the same shareholders. The related corporation incurs the burden of substantially all common general and administrative expenses, thereby reducing the direct expenses of Pension Planners Securities, Inc. However, Pension Planners Securities, Inc. has been charged $206,848 by the related corporation for common expenses which include payroll tax expense related to compensation paid to the Corporation's shareholder employees. Management believes that this amount adequately reflected its share of the common expenses for the year ended September 30, 2002. The total charges are included in and are listed as common administrative expenses in the income statement.

Note 2: Investments - Securities

The balance represents investments in equity securities at the lower of cost or market for all the equity securities held at September 30, 2002.

Note 3: Related Party Transactions

Commissions of $257,192 for the year ended September 30, 2002 were paid to the shareholders and is included in commissions expense on the statement of income and retained earnings.

A related corporation is common paymaster for the reporting of payroll of the Corporation's shareholder employees (officer's compensation in the statement of income). Thus, a reimbursement to the common paymaster for federal and California employer payroll taxes has been paid to the related corporation and is included in the statement of income with common general and administrative expense (see Note 1 Operations).

Note 4: Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Corporation is required to maintain net capital of not less than $5,000; at September 30, 2002, the Corporation had net capital of $15,925.

PENSION PLANNERS SECURITIES, INC.
September 30, 2002

Pension Planners Securities, Inc. does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3
- A Reconciliation pursuant to Rule 17a-5(d)(4)

Greg M. Lang, C.P.A.

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Pension Planners Securities, Inc.
Sacramento, California

I have examined the financial statements of Pension Planners Securities, Inc. for the year ended September 30, 2002 and have issued my report thereon dated November 25, 2002. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Corporation is exempt from compliance with Rule 15c3-3. No facts came to my attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on

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segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended September 30, 2002, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe to be material except that often substantially all accounting functions are performed or directed by one individual and supervised or intermittently reviewed by one individual (shareholder). This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although not a formal control, each of the shareholders has full access to all accounting records and is extremely familiar with the transactions and business activities of the Corporation.

November 25, 2002